FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS PROVIDES UPDATE ON ITS
INTRATUMORAL TTI-621 PROGRAM AT THE AMERICAN SOCIETY
OF HEMATOLOGY 60th ANNUAL MEETING

TORONTO, December 3, 2018 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that new clinical data from the ongoing intratumoral trial of its CD47-blocking agent, TTI-621 (SIRPa-IgG1 Fc), were presented at the American Society of Hematology 60th Annual Meeting, December 1-4, in San Diego, California.

“These results build upon the clinical data reported at the EORTC Cutaneous Lymphoma Task Force meeting in September and provide further evidence that intratumoral TTI-621 is well tolerated and biologically active in patients with cutaneous T-cell lymphoma,” said Dr. Niclas Stiernholm, president and CEO of Trillium Therapeutics. “The signs of anti-tumor activity in non-injected lesions are particularly encouraging, as are the translational data demonstrating recruitment of cells of both the innate and adaptive immune systems. We believe that this is the most compelling evidence of single-agent activity of any CD47-targeting agent in the clinic, and we are continuing to execute a focused development plan in T-cell lymphoma.”

Poster Presentation 1653:

Intralesional Administration of the CD47 Antagonist TTI-621 (SIRPaFc) Induces Responses in Both Injected and Non-injected Lesions in Patients with Relapsed/Refractory Mycosis Fungoides and Sézary Syndrome: Interim Results of a Multicenter Phase I Trial
Presenter: Christiane Querfeld, M.D., Ph.D., City of Hope National Medical Center

This poster presentation provided a further update on the safety and anti-tumor activity observed in the ongoing open label Phase 1 study of local TTI-621 administration in highly pretreated patients with relapsed or refractory mycosis fungoides or Sézary syndrome. Intratumoral TTI-621 was well tolerated in 27 treated patients, with no grade 3 or higher toxicity observed. A rapid reduction in Composite Assessment of Index Lesion Severity (CAILS) scores, which measure local lesion responses, was observed in 91% (20/22) of patients with available scores across all disease stages, with 41% (9/22) exhibiting a 50% or greater decrease in CAILS scores. Similar CAILS-based changes were seen in adjacent non-injected lesions, suggesting local regional effects that were not confined to the site of injection. Continuation monotherapy beyond the initial two week induction period led to further reductions in CAILS scores in 3/4 evaluable patients and evidence of systemic effects were observed in one patient. In addition, emerging translational data demonstrate that local TTI-621 administration leads to a rapid influx of macrophages and CD8+ T cells.

The poster is available in the Events & Presentations section of Trillium’s website.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s two clinical programs, TTI-621 and TTI-622, target CD47, a “do not eat” signal that cancer cells frequently use to evade the immune system. Trillium also has a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2017 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com

Investor Relations:
Jason Wong
Blueprint Life Science Group for Trillium Therapeutics
415-375-3340 x4
jwong@bplifescience.com

Media Relations:
Jessica Tieszen
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com